Exhibit 99.1

VIVOPOWER’S TEMBO LAUNCHES FULL ELECTRIC PICK UP UTILITY VEHICLE WITH CAPITAL LIGHT GLOBAL SUPPLY CHAIN

Ground breaking strategic development allows Tembo to bypass capex intensive assembly process and fast track path to profitable revenues

Fully electric OEM pickup utility vehicle facilitated by establishment of world class supply chain across Asia augmented with European design and development heritage

Initial B2B orders already secured for the EU-certified OEM vehicles, which are on track for full homologation by July 2024

Tembo OEM vehicle range complements current EUV conversion kit program, offering more choice to B2B corporate fleet customers

Strategic supply chain will also materially reduce direct costs for the Tembo EUV conversion kit and Jeepney programs

The OEM program is projected to expand Tembo’s total addressable B2B market by over 100% to $203 billion

Executive Chairman of VivoPower will provide a verbal strategy and product update on June 5, 2024

LONDON, May 29, 2024 (GLOBE NEWSWIRE) -- the NASDAQ listed B Corp, VivoPower International PLC (“VivoPower”) has announced a major transformational strategic update today with regards to its electric vehicle subsidiary, Tembo e-LV B.V. (“Tembo”).

Over the past 18 months, Tembo has diligently worked towards establishing a robust supply chain across Asia, including securing best in class partners in the Philippines, Thailand, China and India, accelerating the ability to serve diverse markets globally.

The establishment of this supply chain has enabled Tembo to procure, evaluate, and now introduce a fully electric OEM pickup utility vehicle. The base model has a range of 330 kilometres, as well as a payload capacity of 1 tonne, and an unbraked towing capacity of 750 kilograms. The inaugural shipment of EU-certified and rigorously tested vehicles have already arrived in Australia. This initial order is being prepared for delivery to partners and customers, with full on-road homologation expected to be granted by July 2024.

The Tembo OEM program will augment the Tembo EUV conversion program, increasing choices for Tembo’s B2B customer base and target market. Depending on where a fleet customer is in their fleet replacement cycle and/or depending on their strategic requirements and total cost of ownership considerations, Tembo will now be able to offer a choice of a full electric utility vehicle or a conversion of an existing utility vehicle. This expanded offering underscores Tembo's commitment to providing tailored solutions to meet the diverse requirements of its global customer base.

The establishment of our strategic supply chain in Asia also has profound financial implications for both VivoPower and Tembo, alleviating the necessity to procure substantial funds for capital expenditure towards assembly and production facilities. This transformation of Tembo's business model towards a more capital-light approach not only accelerates delivery schedules and revenue streams but also fortifies the foundation for sustainable growth. Moreover, this development also delivers a positive effect on our EUV conversion and Jeepney PUV businesses, enabling significant reductions in direct costs for both programs.

More broadly, our strategic focus remains on delivering purpose-driven sustainable energy solutions to electrify B2B fleets, encompassing aftermarket solutions, charging, digital twins, software and data analytics, aligning with evolving market dynamics and regulatory frameworks.

VivoPower’s Executive Chairman and CEO, Kevin Chin said “The establishment of our strategic supply chain is the culmination of 18 months of extensive engagement to build and fortify relationships with best in class partners across Asia. We have executed upon a ‘Pilot – Partner – Procure” strategy which materially improves our competitive pricing, significantly reduces capex requirements, and accelerates speed to market. The outcome has surpassed our expectations, so much so, that we are now in a position to bypass the traditionally most risky and capital intensive scale up assembly and production phase with the introduction of the Tembo OEM range. Our pre-marketing engagement with our partners and potential customers have provided us with very positive feedback and given us the confidence to accelerate the launch of the range globally. The Tembo OEM program is also B2B focussed and augment our EUV conversion business, including the Jeepney program. Both the EUV and Jeepney PUV business units will benefit from the strategic supply chain that is now in place, with a material reduction in direct costs for both. Importantly, with the European heritage of Tembo, as well as our first class team of experienced EV engineers and executives, there is no compromise on safety, quality and reliability. We are also cognizant that in order to be truly sustainable, our solutions need to be economically viable for our customers as well as environmentally beneficial. These transformational strategic initiatives we have executed upon will deliver on both fronts for our partners and customers alike. Furthermore, the transition to a capital light business model that accelerates our path to profitable revenues is a benefit for our shareholders.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, construction, infrastructure, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles that meet exacting standards of safety, reliability, and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy. Tembo is a subsidiary of the Nasdaq listed B Corporation, VivoPower International PLC

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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